Exhibit 2.3
Mariner Energy, Inc.
MEI Sub, Inc.
2101 CityWest Boulevard
Building 4, Suite 900
Houston, Texas 77042
February 28, 2006
Forest Oil Corporation
Forest Energy Resources, Inc.
707 17th Street, Suite 3600
Denver, Colorado 80202
Ladies and Gentlemen:
     Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 9, 2005, as amended, among Forest Oil Corporation (“Forest”), Forest Energy Resources, Inc. (“Spinco”), Mariner Energy, Inc. (the “Company”) and MEI Sub, Inc. (“Merger Sub,” and together with Forest, Spinco and the Company, the “Parties”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement. The Parties are entering into this letter agreement (this “Letter Agreement”) to amend the Transaction Agreements as described below.
     The Parties agree to the following, notwithstanding any provision to the contrary in any Transaction Agreement, and each Transaction Agreement shall be deemed amended to the extent inconsistent with the following:
     (a) List of Current Spinco Employees. Schedule A to the Employee Benefits Agreement is amended by making the deletions indicated on Annex 1 hereto.
     (b) Continuing Spinco Employees. The Continuing Spinco Employees shall not be eligible for participation under the Company’s 401(k) plan until the first day of the first calendar month following the date of the Closing.
     (c) Tax Sharing Agreement. Each reference to the term “Animal” in the Tax Sharing Agreement is hereby amended in accordance with Annex 2 hereto.

     (d) Letter of Credit. The Parties agree that the Company’s obligations pursuant to Section 6.20 of the Merger Agreement shall be performed as described on Annex 3 hereto.
     (e) Withholding Forest Employees. Forest has advised the Company that certain Forest employees (“the Withholding Forest Employees”) have elected, or will elect, to (x) sell a portion of the shares of Company Common Stock they are entitled to receive in the Merger in order to satisfy their obligation to pay to Forest the amount of tax Forest is required to withhold in connection with their receipt of shares of Spinco Common Stock in the Distribution and (y) transmit to Forest the proceeds from such sale to satisfy Forest’s tax withholding obligation on the Spinco Common Stock Forest distributes to such Withholding Forest Employees in the Distribution. The Withholding Forest Employees will have accounts with Merrill Lynch and will instruct Merrill Lynch to (i) arrange the transfer to Merrill Lynch of the shares of Company Common Stock which the Withholding Forest Employees are entitled to receive in the Merger (the “Withholding Forest Employee Shares”) and (ii) sell the portion of those shares needed to satisfy Forest’s tax withholding obligations arising from receipt by the Withholding Forest Employees of Spinco Common Stock in the Distribution. In order to ensure a timely transfer of the Withholding Forest Employee Shares and an orderly and non-disruptive sale of the Withholding Forest Employee Shares to be sold, Forest will provide the Company with specific aggregate DWAC instructions covering the Withholding Forest Employee Shares, and the Company will convey those instructions, on the Company’s letterhead and as quickly as is reasonably practicable, directly to The Continental Stock Transfer & Trust Company (“Continental”). Prior to providing the DWAC instructions referred to in the immediately preceding sentence, Forest will deliver a copy of each election form executed by a Withholding Forest Employee to the Company. When Forest provides the DWAC instructions, it shall also represent and warrant to the Company that no election form previously provided to the Company has been revoked by the applicable Withholding Forest Employee. Forest will endeavor to cause the election forms to be addressed to the Company; provided, however, that Forest’s failure to cause such election forms to be specifically addressed to the Company shall not relieve the Company of its obligation to deliver the aggregate DWAC instructions to Continental. In connection with the delivery of the Withholding Forest Employee Shares and the subsequent sale of a portion of those shares, neither the Company nor Forest will exercise any control or possession over the shares. Forest agrees that it shall, and does hereby, indemnify and hold harmless the Company, Spinco and their respective directors, officers, employees, and affiliates (the “Company Group”) with respect to any and all claims or liabilities against any member of the Company Group that are related, directly or indirectly, to the actions contemplated by this paragraph, including, without limitation, the Company’s involvement in conveying aggregate DWAC instructions to Continental with respect to the Withholding Forest Employee Shares or Continental’s acting on those instructions. For the avoidance of doubt, Forest acknowledges and agrees that no member of the Company Group shall be liable for any claim, liability or other obligation such Company Group member would owe to Forest pursuant to the Tax Sharing Agreement to the extent such claim, liability or other obligation would not have arisen under the Tax Sharing Agreement if the actions contemplated by this paragraph had not occurred.
     (f) Rule 145 Affiliates. With respect to Section 6.13 of the Merger Agreement, the Parties agree that any restrictions placed on the shares of Mariner Common Stock to be received by the Rule 145 Affiliates who have executed Rule 145 Affiliate Agreements shall be removed by the Company at such time as such Rule 145 Affiliate, or any transferee of such Rule 145 Affiliate in a sale made in conformity with the provisions of Rule 145, certifies to the Company (with such certification being confirmed by an opinion of counsel if reasonably requested by the Company) that such Rule 145 Affiliate or such transferee (i) is not an affiliate of the Company and (ii) otherwise may transfer such shares without restriction under Rule 145(d)(3) of the Act.
     (g) Cash Amount Reconciliation. Notwithstanding anything to the contrary in the Transaction Agreements, the Parties agree that there will be two interim reconciliations of the Cash Amount between the initial funding on the Distribution Date of the Estimated Cash Amount (already determined to be $176,102,000) and the final funding of the Cash Amount pursuant to Section 4.5 of the Distribution Agreement. Specifically, the Parties agree that (i) Forest shall provide to Spinco and the Company an updated Estimated Cash Amount on or before March 27, 2006, which shall be settled by Spinco or Forest, as the case may be, on or before March 31, 2006; (ii) Forest shall provide to Spinco and the Company a further updated Estimated Cash Amount on or before April 24, 2006, which shall be settled by Spinco or Forest, as the case may be, on or before April 28, 2006; and (iii) Forest shall provide to Spinco and the Company the “Actual Cash Amount,” pursuant to Section 4.2 of the Distribution Agreement, on or before May 2, 2006.
     (h) Directors of the Company. At the Effective Time the Board of Directors of the Company shall be increased to six (6) directors, five of whom shall be the directors of the Company immediately prior to the Effective Time, and one of whom shall be mutually agreed by Forest and the Company prior to the Effective Time. On or prior to March 31, 2006, the Board of Directors of the Company shall be increased to seven (7) directors, and an additional director mutually agreed by Forest and the Company shall be added to the Board of Directors.
     This Letter Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.
     Each Party represents to each other Party that this Letter Agreement has been duly executed and delivered by such Party and, assuming the due execution and delivery thereof by each other Party, is a legal, valid and binding obligation of such Party, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity.
     This Letter Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

     If the foregoing is in accordance with your understanding please indicate your agreement by signing below, at which time this Letter Agreement will constitute a binding agreement among us.

Very truly yours,

MARINER ENERGY, INC.

		By:	/s/ Rick G. Lester

Name: Rick G. Lester
Title: Vice President and Chief Financial Officer

MEI SUB, INC.

		By:	/s/ Rick G. Lester

Name: Rick G. Lester
Title: Vice President and Chief Financial Officer

Accepted and Agreed as of
the date first above written:

FOREST OIL CORPORATION

By:	/s/ David H. Keyte

Name: David H. Keyte
Title: Executive Vice President & CFO

FOREST ENERGY RESOURCES, INC.

By:	/s/ Cyrus D. Marter IV

Name: Cyrus D. Marter IV
Title: Vice President & Secretary